April 21, 2005

Ms. Linda Van Doorn

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N. W.

Washington, D.C. 20549

Re:	G&L Realty Corp.

Form 10-K for the year ended December 31, 2004

File No. 001-12566

Dear Ms. Van Doorn:

This letter contains our response to your letter dated April 8, 2005 in which you asked us to explain why we did not present the spin-off of our skilled nursing and assisted living facilities as discontinued operations.

The skilled nursing and assisted living facilities represented a component of G&L Realty Corp. (the “Company”). Paragraph 41 of SFAS 144 defines a component of an entity as a component that “comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of an entity.” Paragraph 41 of SFAS 144 also states that a “component of an entity may be a reportable segment...”. Indeed, the skilled nursing facilities and assisted living facilities have been disclosed as reportable segments in our public filings since the beginning of 2000.

Paragraph 42 of SFAS 144 states that a component of an entity shall be reported in discontinued operations if two conditions are met. One of the conditions is that “the entity will not have any significant involvement in the operations of the component after the disposal transaction.” In the case of the spin-off of our skilled nursing and assisted living facilities, the Company continues to have a significant involvement in the operations of these facilities.

In connection with the spin-off transaction, the Company entered into a Management and Cost Sharing Agreement with G&L Senior Care Properties, LLC, the entity to which the skilled nursing and assisted living facilities were spun-off. The Management and Cost Sharing Agreement was filed as an exhibit to our Form 8-K filed on November 4, 2004. The Management and Cost Sharing Agreement provides for a subsidiary of the Company to provide management, administrative and bookkeeping services to both the Company and G&L Senior Care Properties, LLC utilizing employees of the Company and to share the costs for these services in a 35%/65% ratio. Under this agreement, the Company’s top executives, who are the owners of both the Company and G&L Senior Care Properties, LLC, have a significant continuing involvement in the operations of the spun-off entity.

With respect to EITF 03-13, we noted that the guidance was effective for components of an enterprise either disposed of or classified as held for sale in fiscal periods beginning after December 15, 2004 and thus was not applicable to the financial statements included in our Form 10-K for the year ended December 31, 2004. We also noted that Paragraph 11b of the EITF states that one of the factors to consider in evaluating continuing involvement would be if “The ongoing entity and the buyer (or the disposed component) are parties to a contract or otherwise parties to an arrangement that in substance enables the ongoing entity to exert significant influence over the disposed component’s operating and financial policies.” Indeed, as discussed above, the Company and G&L Senior Care Properties, LLC (the disposed component) are a party to such a contract. Thus, we believe our accounting treatment of the spin-off of our skilled nursing and assisted living facilities using the guidelines of EITF 03-13 would not require the treatment as discontinued operations had it been effective for the year ended December 31, 2004.

Based on the analysis discussed above, we concluded that it was not appropriate to classify the spin-off of our skilled nursing and assisted living facilities as discontinued operations due to the continuing involvement of the Company in the operations of G&L Senior Care Properties, LLC. In Note 1 of the Notes to the Consolidated Financial Statements, we included the following disclosure about this continuing involvement:

Following the spin-off, G&L Senior Care Properties, LLC is now owned and managed primarily by Daniel Gottlieb and Steven Lebowitz, the CEO and President, respectively, of the Company. Due to the substantial management overlap between the Company and G&L Senior Care Properties, LLC, the two companies have entered into a cost sharing agreement to allocate between them each year the general and administrative costs of the two companies. Management estimates that, at the current time, the skilled nursing facility and assisted living facility assets now owned by G&L Senior Care Properties, LLC, account for approximately 65% of the general and administrative costs of the two companies.

In our future filings, we will supplement this disclosure with information concerning the ability of the Company to significantly influence the operations of G&L Senior Care Properties, LLC under the Management and Cost Sharing Agreement as discussed above. Should you have any questions regarding this response, please contact me at (310) 273-9930.

Sincerely,

/s/ David E. Hamer
David E. Hamer
Controller and Chief Accounting Officer
G&L Realty Corp.